Albert P. Asatoorian
Senior Counsel
Direct Voice Direct Fax Mobile E-Mail	818.444.4506 818.474.8606 818.823.3444 aasatoorian@biztechlaw.com

January 8, 2007

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0308
Attn: Russell Mancuso, Branch Chief

Re:	SRKP 6, Inc. Registration Statement on Form S-4 Filed December 6, 2006 File No. 333-139141

Dear Mr. Mancuso:

On behalf of SRKP 6, Inc. (the ‘‘Company’’), we hereby provide the following responses in reply to the Staff’s comment letter dated December 29, 2006 (the ‘‘Comment Letter’’). The factual information provided herein relating to the Company has been made available to us by the Company. The information provided herein relating to Vicor Technologies, Inc. (‘‘Vicor’’) (including, without limitation, information concerning Vicor’s financial statements) has been made available to us by Vicor. As described in the Company’s Registration Statement on Form S-4 (File No. 333-13941) (the ‘‘Registration Statement’’), the Company agreed to acquire Vicor under the terms of a merger agreement between the companies.

For your convenience, each of our responses is preceded with an italicized recitation of the corresponding comment set forth in the Comment Letter. Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter.

Concurrently with the filing of this correspondence, the Company is filing with the Securities and Exchange Commission Amendment No. 1 to Registration Statement on Form S-4 (the ‘‘Amendment’’), to revise and supplement the disclosure as requested by the Staff in the Comment Letter. In order to facilitate your review, together with a hard copy of this letter, we are forwarding to you copies of the Amendment, which are marked to show changes from the Registration Statement that was initially filed with the Commission on December 6, 2006.

Regulatory Approval Process — United States, page 50

1.	Please clarify in this section:

–	whether you have an investigation device exemption, and

–	how the ‘‘premarket notification 510(k)’’ differs from the FDA’s full pre-market notification process and how you know you will not be subject to that process.

The disclosure on page 50 related to the Investigational Device Exemption (IDE) was modified to clarify that Vicor is not required to obtain FDA approval of the IDE because the Analyzer is a non-significant risk device.

In addition, the disclosure on page 50 was revised to clarify how the premarket notification 510(k) process differs from the FDA’s full premarket notification process. Finally, the disclosure on page 50 also was revised to clarify that, as a Class II device, Vicor is not subject to the full premarket notification process.

2.	Please tell us how you determined that the FDA decision generally occurs within 90-180 days as you disclose.

In accordance with the goals identified in the letter from the Secretary of Health and Human Services to Congress (available at http://www.fda.gov/cdrh/mdufma/pgoals.html), which is to be counted as meeting the Medical Device User Fee and Modernization Act of 2002 decision goals pursuant to the FDA and Industry Actions on Premarket Notification (510(k)) Submissions: Effect on FDA Review Clock and Performance Assessment — Guidance for Industry and FDA Staff, issued on May 21, 2004 by the U.S. Department of Health and Human Services, Food and Drug Administration, Center for Devices and Radiological Health, the FDA’s ‘‘substantially equivalent’’ or ‘‘SE’’ determination should be issued within 90 FDA days from the date the 510(k) submission is received by the FDA if it is the first action on the submission. If the SE determination is a second or later action, the SE letter should issue within a cumulative 90 FDA days. The term ‘‘FDA days’’ refers to the amount of time a submission is under review by the FDA and does not include the time when the FDA’s review clock has been stopped by virtue of a request by the FDA for additional information or otherwise.

Thus, the SE determination should be issued by the FDA no later than a cumulative total of 180 FDA days from the date the 510(k) submission is first received by the FDA (that is, a maximum of 90 FDA days for the initial submission plus a cumulative maximum of 90 FDA days for all subsequent SE determinations).

The disclosure on page 50 related to the number of days for an FDA decision was modified to clarify that certain actions, including the amount of time it takes an applicant to respond to any FDA requests for additional information, may delay the FDA decision.

Statement of Changes in Stockholders’ Equity, page D-4

3.	Tell us where you present the 250,000 shares sold to your new chief executive officer in exchange for $25 and a note receivable of $749,975 in June 2002 or revise the statement to clearly disclose the transaction.

The number of shares referenced by the Staff was inadvertently included in the incorrect line item in Vicor’s Consolidated Statements of Changes in Stockholders’ Equity. Vicor’s Statement of Changes in Stockholders’ Equity has been revised to appropriately reflect the 250,000 shares of common stock sold to the CEO on the same line as Subscription Notes Receivable.

Note 2 — Summary of Significant Accounting Policies, page D-7

Accounting for Stock-Based Compensation, page D-9

4.	Please disclose a description of your stock-based compensation plans including the general terms of awards under the plan such as vesting requirements, the maximum term of options granted, and the number of shares authorized for grants of options or other equity instruments, consistent with paragraph 46 of SFAS 123. If you also use equity instruments to acquire goods or services, other than employee services, you should provide similar disclosures to the extent those disclosures are necessary to an understanding of the effects of those transactions on your financial statements, consistent with paragraph 46 of SFAS 123.

The disclosures required by paragraph 46 of SFAS 123 and requested by the Staff are contained in Note 7 to Vicor’s Consolidated Financial Statements.

5.	We note the inclusion of SFAS 123(R) under ‘‘Recent Pronouncements.’’ Please revise this note to disclose the date on which you adopted SFAS 123(R) and the adoption and transition methods — i.e., retrospective, prospective, modified prospective, etc. — you selected.

The disclosures contained under ‘‘Recent Pronouncements’’ were revised to clarify that the adoption of SFAS 123(R) has had no impact on Vicor, since Vicor has been accounting for share-based payments at fair value since 2002.

Note 4 — Convertible Promissory Notes, page D-11

6.	We note the disclosures relating to the 12% Convertible Promissory Notes issued through WestPark Capital and the accounting for the $529,000 sold through September 30, 2006. Please address the following:

•	Explain why total debt discount of $603,000, which includes the debt discount resulting from the allocation of proceeds to the beneficial conversion feature, exceeds the amount of gross proceeds.

The total debt discount amount is comprised of (i) a deferred financing cost (see below) and (ii) the value ascribed to the beneficial conversion feature. The total value of the beneficial conversion feature was limited to the amount of gross proceeds received.

•	Tell us what the debt discount of $74,000 represents and why the amount should be recorded as a discount to the debt.

The $74,000 does not represent a debt discount, but rather financing costs paid in connection with the debt issuance. This amount has been deferred and is being amortized over the term of the debt.

•	Explain bow your current presentation of showing debt discounts as assets on your balance sheet is consistent with paragraph 16 of APB 21 or revise to comply with that guidance.

In response to the Staff’s comment, Vicor has bifurcated the deferred financing cost and beneficial conversion feature amounts, and revised its financial statement presentation, reflecting them as a deferred charge and a contra-liability, respectively. In this respect, the disclosure in Note 4 and the presentation in Vicor’s Consolidated Balance Sheets and Consolidated Statements of Cash Flows were revised accordingly to comply with the authoritative accounting literature.

7.	Revise the note to clarify that the value of the beneficial conversion feature was credited to additional paid in capital and correctly refer to the debt discount resulting from the allocation of proceeds to the beneficial conversion feature when describing your accounting.

The disclosure in Note 4 was modified to include disclosure that the debt discount arising from the beneficial conversion feature has been included as a credit to additional paid-in capital.

8.	We note that you included a beneficial conversion feature for the 10% Notes which was valued at $201,000 and recorded as interest expense during the year ended December 31, 2004. Please revise the note to disclose the effective conversion price and the price of your common stock on the date the notes were issued and which you used in your calculation of the beneficial conversion feature.

The disclosure in Note 4 was modified to disclose the conversion price contained in the 10% Convertible Promissory Notes, as well as the fair market value of Vicor’s common stock as of the date of issuance of the 10% Convertible Promissory Notes.

Note 6 — Stockholders’ Equity, page D-12

9.	Revise this note and Note 7 to disclose the fair value of your common stock that you inputted into the Black-Scholes valuation model when valuing the warrants and options.

The disclosure in Note 6 was modified to include the fair market value of the Vicor common stock that was used as a variable contained in the Black-Scholes valuation model.

Note 8 — Related Party Transactions, page D-15

10.	We note from page D-2 that you present liabilities due to related parties of $509,000, $446,000 and $426,000 as of December 31, 2004, December 31, 2005 and September 30, 2006, respectively. However, your disclosure only addresses the remaining balance of $100,000 due on the software related to the PD2i Cardiac Analyzer. Please revise this note to include discussion of the other liabilities. Refer to paragraph 2 of SFAS 57.

The disclosure in Note 8 was modified to disclose the individual components of ‘‘Due to Related Parties’’ at each of the balance sheet dates.

Note 14 — Subsequent Events, page D-18

11.	Tell us how you evaluated the changes to the terms of 10% Convertible Promissory Notes pursuant to EITF 96-19 and discuss the basis for your conclusions.

In accordance with EITF 96-19, Vicor evaluated the modifications made to the terms of the 10% Convertible Promissory Notes to ascertain if the changes made represented ‘‘substantial modifications’’ to determine the appropriate accounting treatment.

Vicor calculated the present value of the cash flows under the original extended term of the 10% Convertible Promissory Notes. Vicor next calculated the present value of the cash flows under the modified terms accepted by the Noteholders.

The present value of the cash flows of the original terms of the Notes aggregated $701,500. The present value of the cash flows under the modified terms aggregated $718,428. The difference between the two present values of the cash flows was $16,928, representing a 2.4% difference.

Since the difference in present values was less than 10%, Vicor’s management determined that the modified terms did not represent a substantial modification of terms, as defined in the EITF Consensus. Additionally, Vicor’s management considered the two-step process discussed in the November 16, 2006 Emerging Issues Task Force minutes of EITF Issue 06-6, Application of Issue No. 05-7. Since the embedded conversion option did not change with the modified terms and the difference between the two present values of the cash flows was less than 10%, Vicor has not accounted for the modification of the terms as an extinguishment of the debt represented by the original Notes.

Exhibit 23.2

12.	Please provide an updated consent from your independent accountant in any amendment.

In accordance with the Staff’s comment, the Company has provided with the Amendment an updated consent from its independent accountant.

Annex C and D

13.	Please include the financial statements of the Company and Vicor in the text of the registration statement and not as an attachment. Refer to the instruction to Form S-4.

In accordance with the Staff’s comment and the instructions to Form S-4, the Company has included the financial statements of both the Company and Vicor in the text of the Amendment.

General

14.	We note that upon consummation of the reverse acquisition, there will be a change in accountants. As appropriate, please file an Item 4.01 Form 8-K to provide the disclosures required by Item 304 of Regulation for the change in independent accountants, treating the accountant that no longer will be associated with your financial statements as the predecessor accountant.

As appropriate, the Company will file an Item 4.01 Form 8-K related to the expected change in independent accountant.

* * * * *

We hope the Staff finds this letter and the revised disclosure in the Amendment responsive to its comments on the Amendment. The Company hopes to have the amended Registration Statement declared effective as soon as possible. Therefore, we would greatly appreciate a prompt review by the Staff of these responses and the Amendment. If you have any questions or require any additional information or documents, please telephone me at (818) 444-4506. You may also contact Messrs. Robert C White, Jr. and Howard S. Burnston of Gunster Yoakley & Steward, P.A., counsel to Vicor, at (954) 713-6407 should you have questions or require additional information or documents concerning Vicor.

Sincerely,
/s/ Albert P. Asatoorian
Albert P. Asatoorian

cc:	Mr. Richard Rappaport Mr. David Fater Scott Alderton, Esq. Robert C. White, Esq. Howard S. Burnston, Esq.